UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of May 2007
Commission File Number 001-32461

PERU COPPER INC.
(Exact name of registrant as specified in its charter)
Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ☐         Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-
This report on Form 6-K is hereby incorporated by reference into the registration statement of
Peru Copper Inc. (Commission File no. 333-121527), as amended, to the extent not superseded by documents or reports subsequently filed by Peru Copper Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

TABLE OF CONTENTS

SIGNATURES
Exhibit Index
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.
Date: May 16, 2007	/s/ H. Eric Peitz
H. Eric Peitz
Chief Financial Officer

Exhibit Index
     The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three months ended March 31, 2007.

2	Interim Unaudited Consolidated Financial Statements.

3	Form 52-109F2 — Certification of Interim Filings (CEO).

4	Form 52-109F1 — Certification of Interim Filings (CFO).

5	Press Release dated May 15, 2007, announcing 2007 first quarter financial results.